37 Capital Announces the AGM Results

November 20, 2019 – Vancouver, British Columbia – 37 Capital Inc. (the “Company” or “37 Capital”) (CSE: JJJ.X) (OTCQB: HHHEF). At the Annual General Meeting of the Company’s Shareholders which was held on Monday, November 18, 2019 in Vancouver, BC, the Shareholders received the Audited Financial Statements for the year ended December 31, 2018 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; re-elected Jake H. Kalpakian, Neil Spellman, Gregory T. McFarlane and Fred A.C. Tejada as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”
Jake H. Kalpakian
President & CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.